SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 28)1

                      Covista Communications, Inc.
                (f/k/a Total Tel USA Communications, Inc.)
                             (Name of Issuer)

                COMMON STOCK - PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)

                                 223574
                              --------------
                             (CUSIP Number)

                              Walt Anderson
                        c/o Entree International
            1054 31st Street, N.W., Suite 420, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              September 6, 2002
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 9 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                                     Page 2 of 9 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson (1)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                   OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
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NUMBER OF              7.  SOLE VOTING POWER            118,064 (2)
SHARES
OWNED BY              -------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                0
REPORTING             -------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       118,064 (2)
WITH                  -------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER           0
-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      118,064 Shares of Common Stock (2)
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.9% (based upon the outstanding shares of the Issuer as reported by the Issuer as of June 18, 2002)
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14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------

SCHEDULE 13D/A
------------------------                      -----------------------
CUSIP No.  223574                             Page 3 of 9 Pages
------------------------                      -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC (1)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                            OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-----------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            118,064
SHARES
OWNED BY              -------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                0
REPORTING             -------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       118,064
WITH                  -------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER           0
-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      118,064 shares of common stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.9% (based upon the outstanding shares of the Issuer as reported by the Issuer as of June 18, 2002)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
-----------------------------------------------------------------------------

SCHEDULE 13D/A
--------------------                               -------------------
CUSIP No.  223574                                   Page 4 of 9 Pages
--------------------                               --------------------
-----------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Gold & Appel Transfer, S.A. (1)
------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
---------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                 OO
---------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
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NUMBER OF              7.  SOLE VOTING POWER                   0
SHARES                 -----------------------------------------------------
OWNED BY
EACH                   8.  SHARED VOTING POWER                 0
REPORTING
PERSON                 -----------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER              0
                       -----------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER            0
----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       0
----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0
----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                CO
----------------------------------------------------------------------------

SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                                     Page 5 of 9 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS Foundation for the International Non-
    governmental Development of Space (1)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                          OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
-----------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            197,095
SHARES
OWNED BY              -------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                0
REPORTING             -------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       197,095
WITH                  -------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER           0
-----------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      925,824 Shares of Common Stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 1.5% (based upon the outstanding shares of the Issuer as reported by the Issuer as of June 18, 2002)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
-----------------------------------------------------------------------------

(1) This Amendment No. 28 to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Island corporation ("Gold & Appel"), Revision LLC, a Delaware limited liability company ("Revision"), Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), and Foundation for the International Non-governmental Development of Space ("FINDS") as joint filers, with respect to the common stock, par value $0.05 per share (the "Covista Common Stock"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer" or the "Company"). This Schedule amends and/or supplements (A) the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"), Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"), Amendment No. 16 thereto filed with the SEC on December 21, 1999 ("Amendment No. 16"), Amendment No. 17 thereto filed with the SEC on January 24, 2000 ("Amendment No. 17"), Amendment No. 18 thereto filed with the SEC on February 18, 2000 ("Amendment No. 18"), Amendment No. 19 thereto filed with the SEC on March 20, 2000 ("Amendment No. 19")Amendment No. 20 thereto filed with the SEC on August 8, 2000 ("Amendment No. 20"), Amendment No. 21 filed with the SEC on November 16, 2001 ("Amendment No. 21"), Amendment No. 22 filed with the SEC on March 12, 2001 ("Amendment No. 22"), Amendment No. 23 filed with the SEC on May 3, 2001 ("Amendment No. 23") and Amendment No. 24 filed with the SEC on May 8, 2001 ("Amendment No. 24") and Amendment No. 25 filed with the SEC on November 19, 2001 ("Amendment No. 25") and Amendment No. 26 filed with the SEC on March 21, 2002 ("Amendment No. 26") and Amendment No. 27 filed with the SEC on March 21, 2002 ("Amendment No. 27"); and (B) the Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on February 7, 2000 (the "FINDS Statement"), as amended by Amendment No. 1 thereto filed with the SEC on March 20, 2000 ("FINDS Amendment No. 1") and Amendment No. 2 thereto filed with the SEC on August 17, 2000 ("FINDS Amendment No. 2"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26 and Amendment No. 27; or the FINDS Statement, as amended by FINDS Amendment No. 1 and FINDS Amendment No. 2.

(2) Excludes all shares of Covista Common Stock owned of record by FINDS, as to which Mr. Anderson disclaims beneficial ownership.

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
ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) Revision owns of record 118,064 shares of Covista Common Stock, representing approximately 0.9% of the outstanding Covista Common Stock. Gold & Appel owns 100% of the non-voting membership interests in Revision, and Mr. Anderson owns 100% of the voting membership interests in Revision.

     FINDS owns of record 197,095 shares of Covista Common Stock, representing approximately 1.5% of the outstanding Covista Common Stock. Mr. Anderson is the President and a director of FINDS.

     Neither Gold & Appel nor Mr. Anderson own any shares of Covista Common Stock of record.

(b) As the manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson, in the name and on behalf of Revision, has the sole power to vote or direct the voting of, and the sole power to dispose of, the 118,064 Covista Common Stock held by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Covista Common Stock owned by Revision.

     As the President and a director of FINDS, Mr. Anderson, in the name and on behalf of FINDS, has the shared power to vote or direct the voting of, and the shared power to dispose of, the 118,064 Covista Common Stock held by FINDS. Mr. Anderson does not control FINDS, and thus disclaims beneficial ownership of the Covista Common Stock owned by FINDS.

     The number of shares of Covista Common Stock beneficially owned by each of the reporting persons, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the reporting persons is based on 12,679,986 outstanding shares of Covista Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended April 30, 2002.

(c) FINDS sold the following shares of Covista Common Stock in open market transactions since the filing of Amendment No. 26:

          Transaction Date          Shares Sold          Sale Price

          5/20/02                   2,000              $4.49
          5/20/02                     200               4.52
          5/21/02                   2,000               4.43
          5/24/02                  20,000               4.40
          5/29/02                   2,000               4.40

      On September 6, 2002, pursuant to an exercise of remedies under the Third Amended Pledge Amendment, Mr. Burns took title to a total of 1,179,732 shares of Covista Common Stock that were previously owned by Revision, and 703,529 shares of Covista Common Stock that were previously owned by FINDS. As consideration therefor, Mr. Burns granted the Borrowers a credit toward repayment of their outstanding obligations to Mr. Burns in the approximate amount of $5,635,403. The foregoing information is based on information set forth in the related Schedule 13D/A filed by Mr. Burns on September 11, 2002. Mr. Anderson did not become aware of such action until September 13, 2002.

(d) No person is known by Mr. Anderson, Gold & Appel, Revision or FINDS to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the remaining shares of Covista Common Stock beneficially owned by such reporting persons.

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
(e) The reporting persons collectively ceased to own five percent of the Covista Common Stock on September 6, 2002.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As a result of the foregoing transactions, none of the reporting persons owns any Covista Common Stock that is subject to the lien of the Third Amended Pledge Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the filing of this Amendment No. 28 to Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 28 to Schedule 13D is true, complete and correct.

Date:    September 17, 2002




                                    Walt Anderson, Individually


                                      /s/ Walt Anderson
                                    --------------------------------------
                                     Walt Anderson


                                     Revision LLC, a Delaware limited
                                     liability company


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Manager

                                      Gold & Appel Transfer, S.A., a British
                                      Virgin Islands corporation


                                   By:   /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact


                                       Foundation for the International
                                       Non-Governmental Development of Space



                                   By:  /s/ Walt Anderson
                                      ---------------------------------------
                                       Walt Anderson, President



                              Page 9 of 9